UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

BIOSCRIP, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
(Title of Class of Securities)

09069N108
(CUSIP Number)

GORDON WOODWARD Kohlberg & Company 111 Radio Circle Mt. Kisco, New York 10549 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

ANGELO BONVINO, ESQ. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 6064 (212) 757-3990

October 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 09069N108	SC 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Kohlberg Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,686,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,889,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,686,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.18%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	SC 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Kohlberg Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,654,951
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,858,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,654,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Kohlberg Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 442,499
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 442,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Kohlberg Offshore Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 526,390
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 526,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 6 of 14

1	NAME OF REPORTING PERSON Kohlberg TE Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,715,246
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,715,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,715,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 7 of 14

1	NAME OF REPORTING PERSON KOCO Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 347,063
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 347,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 8 of 14

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on April 2, 2010 (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.0001 per share of BioScrip, Inc. (the “Shares”), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Clearbrook Road, Elmsford NY 10523.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by deleting the words “on September 25, 2011” at the end of the paragraph and adding the following to the end of the paragraph:

“On October 5, 2011, pursuant to a joint instruction letter from the Issuer and Investors to the Escrow Agent, 1,899,877 Shares were distributed from the Escrow Fund to the CHS Stockholders, of which 1,832,873 were distributed to the Funds.”

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the paragraph under the heading “Escrow Agreement” and replacing it with the following paragraph:

“On the Closing Date, the Issuer and Investors, as the representative of the CHS Stockholders, entered into an Escrow Agreement (the “Escrow Agreement”), with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), pursuant to which the 2,696,516 Shares were deposited into the Escrow Fund.  On October 5, 2011, pursuant to a joint instruction letter from the Issuer and Investors to the Escrow Agent, 1,899,877 Shares were distributed from the Escrow Fund to the CHS Stockholders, of which 1,832,873 were distributed to the Funds.  796,639 Shares remain in the Escrow Fund pending the resolution of certain disputes between the Issuer and the CHS Stockholders and will be released from the Escrow Fund in accordance with the terms of the Agreement and Plan of Merger and the Escrow Agreement.  In accordance with the terms of the Escrow Agreement, Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to the 796,639 Shares until such Shares are released from the Escrow Fund to the CHS Stockholders or the Issuer, as applicable. As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

“(a and b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Shares in this Schedule 13D are based upon the 54,708,017 Shares stated to be outstanding as of August 4, 2011 by the Issuer in the Issuer’s Quarterly Report for the quarterly period ended June 30, 2011 on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2011, plus (i) the 3,004,887 Shares issuable to the Reporting Persons upon the exercise of the Warrants.

CUSIP No. 09069N108	SC 13D	Page 9 of 14

Reporting Person	Aggregate Number of Shares and Percentage of the Total Outstanding Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose
Kohlberg Management V, LLC (1) (2)	15,686,149 27.18%	0	15,686,149	0	14,889,510
Kohlberg Investors V, L.P. (2)	8,654,951 15.00%	0	8,654,951	0	7,858,312
Kohlberg Partners V, L.P. (3)	442,499 0.77%	0	442,499	0	442,499
Kohlberg Offshore Investors V, L.P. (3)	526,390 0.91%	0	526,390	0	526,390
Kohlberg TE Investors V, L.P. (3)	5,715,246 9.90%	0	5,715,246	0	5,715,246
KOCO Investors V, L.P. (3)	347,063 0.60%	0	347,063	0	347,063

(1)
Includes all Shares owned by the Funds. Fund V is the general partner of each Fund and, as a result, may be deemed to beneficially own all of the Shares owned by the Funds.  Fund V does not directly own any Shares.

(2)
Includes the remaining 796,639 Shares held in the Escrow Fund.  Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to all of the Shares held in the Escrow Fund until the release of such Shares to the CHS Stockholders or the Issuer, as applicable.  As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.  Investors is no longer deemed to beneficially own the Shares that were released from the Escrow Fund on October 5, 2011 to the other CHS Stockholders.

(3)	Such amount does not include such Fund’s pro rata portion of the remaining 796,639 Shares held in the Escrow Fund, which may be released to such Fund in accordance with the Escrow Agreement.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)  The Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d and e)  Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 09069N108	SC 13D	Page 10 of 14

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of Item 7 of the Schedule 13D:

Exhibit G:
Agreement relating to the filing of joint acquisition statements, dated as of the date hereof, by and among the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 09069N108	SC 13D	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 09069N108	SC 13D	Page 12 of 14

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

October 14, 2011
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C.  1001).

CUSIP No. 09069N108	SC 13D	Page 13 of 14

Exhibit G

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated October 14, 2011 relating to the shares of Common Stock, par value $0.0001 per share, of BioScrip, Inc.  shall be filed on behalf of the undersigned.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 09069N108	SC 13D	Page 14 of 14

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

October 14, 2011